UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of                     April                     , 20 10
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐     No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          ]

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date	April 8, 2010	By	/s/ Agus Murdiyatno
(Signature)
Agus Murdiyatno VP Investor Relations/ Corporate Secretary

PRESS RELEASE
No. TEL.43/PR000/COP-A0070000/2010
TELKOM TODAY FILED ITS AUDITED CONSOLIDATED
FINANCIAL STATEMENTS 2009 AND ANNUAL REPORT 2009
Jakarta, April 8, 2010 — Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (“TELKOM” or the “Company”) filed its 2009 Annual Report (which included the audited consolidated financial statement for year 2009) to BAPEPAM (Capital Market Supervisory Agency) and the Stock Exchanges, as well as its Annual Report on Form 20-F to the United States Securities and Exchange Commission.
TELKOM’s President Director, Rinaldi Firmansyah stated that: “Our strategy in sustaining growth competitively was reflected in our 2009 performance. We have continued to see strong growth in our new wave businesses, particularly fixed and mobile broadband. In fact the new wave businesses accounted for 15.6% of TELKOM’s consolidated revenue in 2009, which is slightly ahead of expectations and bodes well for the future, as our income from traditional voice services will be less dominant.”
During 2009, TELKOM’s consolidated net income was Rp.11,332 billion, an increase of 6.71% compared to 2008, meanwhile, net income margin stood at 17.5% in 2009. This financial performance was supported by TELKOM’s solid operational performance.
The following sets forth a summary of the balance sheet and income statements:

	FY 2008	FY 2009	% Increase (decrease)
	(In billions Rp.)
Total Assets	91,256	97,560	6.91
Total Liabilities	47,258	47,637	0.80
Minority Interest	9,684	10,933	12.90
Total Equity	34,314	38,990	13.63
Operating Revenue	60,689	64,597	6.44
Operating Expense	38,382	41,993	9.41
Operating Income	22,307	22,603	1.33
Net Income	10,619	11,332	6.71
EBITDA	34,621	36,560	5.60
EBITDA Margin (%)	57.0	56.6	(0.45)
The Financial Statements are prepared in accordance with Indonesian Accounting Standard

				% Increase
	Unit	FY 2008	FY 2009	(decrease)
Line in Service:
— Wire line	Subs (000)	8,630	8,377	(2.93)
— Wireless	Subs (000)	12,725	15,139	18.97
Total Fixed Lines	Subsc (000)	21,355	23,516	10.12
Customer Base Cellular:
— kartuHALO	Subs (000)	1,900	2,000	5.26
— simPATI	Subs (000)	43,000	58,000	34.88
— Kartu As	Subs (000)	20,400	21,600	5.88
Total Customer Base Cellular	Subs (000)	65,300	81,600	24.96
ADSL (Speedy)	Subs (000)	645	1,145	77.52
MOU Cellular	Billion minutes	90.2	130.3	44.45
ARPU Cellular/month	Rp. ‘000	59	48	(18.65)

TELKOM’s President Director, Rinaldi Firmansyah added: “Our 2009 results contributed to a solid financial foundation that enabled the Company to proceed confidently despite the challenging business environment ahead in 2010. More importantly, they provide a robust platform for continued, sustainable and profitable growth.”
Complete copies of both audited balance sheets and income statements for the year 2009 are attached to this Press Release. For complete version of all the above documents, please visit www.telkom.co.id Shareholders may also request a hard copy of a complete audited financial statements free of charge.
AGUS MURDIYATNO
Vice President Investor Relations/Corporate Secretary
For further information, please contact:
Investor Relations/ Corporate Secretary
PT TELEKOMUNIKASI INDONESIA, Tbk

Tel:	62-21-5215109
Fax:	62-21-5220500
Email:	investor@telkom.co.id
Website: www.telkom.co.id
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (“TELKOM” or the “Company”) is the largest telecommunication company and network provider in Indonesia. TELKOM’s majority-owned subsidiary Telkomsel is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provides a wide range of other telecommunication services including interconnection, network, data and internet services, and other telecommunications services. TELKOM’s shares are listed in the Indonesian Stock Exchange (IDX: TLKM) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:TLK) and London Stock Exchange (LSE:TKIA)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2008	2009
	Notes	Rp.	Rp.	US$ (Note 3)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	2c,2e,5,44	6,889,945	7,805,460	828,166
Temporary investments	2c,2f,44	267,044	359,507	38,144
Trade receivables	2c,2g,6,37,44
Related parties — net of allowance for doubtful accounts of Rp.81,196 million in 2008 and Rp.93,483 million in 2009		544,974	604,768	64,166
Third parties — net of allowance for doubtful accounts of Rp.1,122,709 million in 2008 and Rp.1,180,067 million in 2009		2,964,795	3,184,916	337,922
Other receivables — net of allowance for doubtful accounts of Rp.9,194 million in 2008 and Rp.9,517 million in 2009	2c,2g,44	108,874	128,025	13,584
Inventories — net of allowance for obsolescence of Rp.64,849 million in 2008 and Rp.72,174 million in 2009	2h,7,37	511,950	435,244	46,180
Prepaid expenses	2c,2i,8,44	1,875,773	2,496,539	264,885
Claims for tax refund	2s,38	569,954	666,351	70,700
Prepaid taxes	2s,38	805,594	379,732	40,290
Other current assets	2c,9,44	83,407	125,482	13,314

Total Current Assets		14,622,310	16,186,024	1,717,351

NON-CURRENT ASSETS
Long-term investments — net	2f,10	169,253	151,553	16,080
Property, plant and equipment — net of accumulated depreciation of Rp.61,917,333 million in 2008 and Rp.72,534,162 million in 2009	2k,2l,4,11, 19,20,23	70,589,590	76,053,966	8,069,386
Property, plant and equipment under Revenue-Sharing Arrangements — net of accumulated depreciation of Rp.249,707 million in 2008 and Rp.181,917 million in 2009	2m,12,34,46	476,654	365,931	38,825
Prepaid pension benefit cost	2i,2r,41	97	497	53
Advances and other non-current assets	2c,2k,2o,13, 29,44,48	2,159,688	2,234,288	237,060
Goodwill and other intangible assets — net of accumulated amortization of Rp.6,324,335 million in 2008 and Rp.7,570,659 million in 2009	2d,2j,4, 14,37	3,187,808	2,428,280	257,642
Escrow accounts	2c,15,44	50,850	44,114	4,681
Deferred tax assets — net	2s,38	—	94,953	10,075

Total Non-current Assets		76,633,940	81,373,582	8,633,802

TOTAL ASSETS		91,256,250	97,559,606	10,351,153

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

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PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)
DECEMBER 31, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2008	2009
	Notes	Rp.	Rp.	US$ (Note 3)

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade payables	2c,16,44
Related parties		1,376,146	1,759,468	186,681
Third parties		10,793,238	8,084,199	857,740
Other payables		11,959	3,162	335
Taxes payables	2s,38	739,688	1,749,789	185,654
Dividend payables	2v	—	405,175	42,989
Accrued expenses	2c,17,35, 41,44	4,093,632	4,103,964	435,434
Unearned income	2q,18	2,742,123	2,827,156	299,964
Advances from customers and suppliers		141,132	111,356	11,815
Short-term bank loans	2c,19,44	46,000	43,850	4,653
Current maturities of long-term liabilities	2c,2l,20,44	7,054,233	7,629,295	809,474

Total Current Liabilities		26,998,151	26,717,414	2,834,739

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2s,38	2,904,873	3,343,201	354,716
Unearned income on Revenue-Sharing Arrangements	2m,12,46	299,324	187,544	19,899
Accrued long service awards	2c,2r,42,44	102,633	212,518	22,548
Accrued post-retirement health care benefits	2c,2r,43,44	2,570,720	1,801,776	191,170
Accrued pension and other post-retirement benefits costs	2c,2r,41,44	1,141,798	808,317	85,763
Long-term liabilities — net of current maturities
Obligations under finance leases	2l,11,20	337,780	208,088	22,078
Two-step loans — related party	2c,20,21,44	3,949,431	3,094,110	328,288
Notes	2c,20,22,44	—	68,777	7,297
Bank loans	2c,20,23,44	7,495,144	11,086,688	1,176,307
Deferred consideration for business combinations	20,24	1,458,545	108,079	11,467

Total Non-current Liabilities		20,260,248	20,919,098	2,219,533

MINORITY INTEREST	25	9,683,780	10,933,347	1,160,037

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

2

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)
DECEMBER 31, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2008	2009
	Notes	Rp.	Rp.	US$ (Note 3)

STOCKHOLDERS’ EQUITY
Capital stock — Rp.250 par value per Series A Dwiwarna share and Series B share
Authorized — 1 Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — 1 Series A Dwiwarna share and 20,159,999,279 Series B shares	1c,26	5,040,000	5,040,000	534,748
Additional paid-in capital	2u,27	1,073,333	1,073,333	113,882
Treasury stock — 490,574,500 shares in 2008 and 2009	2u,28	(4,264,073)	(4,264,073)	(452,422)
Difference in value arising from restructuring transactions and other transactions between entities under common control	2d,29	360,000	478,000	50,716
Difference due to change of equity in associated companies	2f	385,595	385,595	40,912
Unrealized holding gain (loss) from available-for-sale securities	2f	(19,066)	18,136	1,924
Translation adjustment	2f	238,319	230,995	24,509
Difference due to acquisition of minority interest in subsidiary	1d,2d	—	(439,444)	(46,625)
Retained earnings
Appropriated		10,557,985	15,336,746	1,627,241
Unappropriated		20,941,978	21,130,459	2,241,959

Total Stockholders’ Equity		34,314,071	38,989,747	4,136,844

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		91,256,250	97,559,606	10,351,153

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

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PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

		2007	2008	2009
	Notes	Rp.	Rp.	Rp.	US$ (Note 3)

OPERATING REVENUES
Telephone	2q,30
Fixed lines		11,001,211	9,730,257	8,644,867	917,227
Cellular		22,638,065	25,332,028	27,201,827	2,886,136
Interconnection	2c,2q,31,44
Revenues		12,705,911	12,054,314	10,551,205	1,119,491
Expenses		(3,054,604)	(3,263,560)	(2,929,260)	(310,797)

Net		9,651,307	8,790,754	7,621,945	808,694
Data, internet and information technology services	2q,32	14,684,135	14,712,758	18,506,158	1,963,518
Network	2c,2q,33,44	707,374	1,079,475	1,218,013	129,232
Other telecommunications services	2m,2q,12,34,46	757,919	1,044,512	1,403,825	148,947

Total Operating Revenues		59,440,011	60,689,784	64,596,635	6,853,754

OPERATING EXPENSES
Depreciation	2k,2l,2m, 11,12,13	9,440,476	11,069,575	12,565,928	1,333,255
Personnel	2c,2r,17,35, 41,42,43,44	8,494,890	9,116,634	8,533,157	905,375
Operations, maintenance and telecommunication services	2c,2q,36,44	9,590,596	12,217,685	14,582,285	1,547,192
General and administrative	2g,2h,2q,6, 7,14,37	3,672,194	3,628,686	4,052,664	429,991
Marketing	2q	1,769,147	2,349,729	2,259,460	239,731

Total Operating Expenses		32,967,303	38,382,309	41,993,494	4,455,544

OPERATING INCOME		26,472,708	22,307,475	22,603,141	2,398,210

OTHER (EXPENSES) INCOME
Interest income	2c,44	518,663	671,834	462,169	49,036
Equity in net (loss) income of associated companies	2f,10	6,637	20,471	(29,715)	(3,153)
Interest expense	2c,44	(1,436,165)	(1,581,818)	(2,000,023)	(212,204)
Gain (loss) on foreign exchange — net	2p	(294,774)	(1,613,759)	972,947	103,230
Others — net		328,584	508,605	340,769	36,156

Other expenses — net		(877,055)	(1,994,667)	(253,853)	(26,935)

INCOME BEFORE TAX		25,595,653	20,312,808	22,349,288	2,371,275
TAX (EXPENSE) BENEFIT	2s,38
Current		(7,233,874)	(5,823,558)	(6,029,701)	(639,756)
Deferred		(693,949)	183,863	(343,375)	(36,432)

		(7,927,823)	(5,639,695)	(6,373,076)	(676,188)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES		17,667,830	14,673,113	15,976,212	1,695,087
MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES — net	25	(4,810,812)	(4,053,643)	(4,644,072)	(492,740)

NET INCOME		12,857,018	10,619,470	11,332,140	1,202,347

BASIC EARNINGS PER SHARE	2w,39
Net income per share		644.08	537.73	576.13	0.06
Net income per ADS (40 Series B shares per ADS)		25,763.20	21,509.20	23,045.20	2.40

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

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